GPAQ Acquisition Holdings, Inc.

780 Fifth Avenue South
Naples, FL 34102

February 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	GPAQ Acquisition Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 23, 2020

File No. 333-234655

Dear Ms. Bagley:

GPAQ Acquisition Holdings, Inc. (the “Company”, “Holdings”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 5, 2020, regarding our Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1 to Registration Statement”) previously filed on January 23, 2020.

A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2 to Registration Statement”) is enclosed herewith reflecting all changes to Amendment No. 1 to Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 filed January 23, 2020 Comparative Share Information, page 49

1.	We reviewed your response to comment 9 and we re-issue the comment. Please tell us how your current disclosure meets the requirements of Item 3(f) of Form S-4. In doing so, explain how you computed HOFV stockholders’ equity per share - basic and diluted as of September 30, 2019. In addition, please provide stockholders’ equity per share - basic and diluted as of December 31, 2018. Finally, please tell us whether shareholders’ equity per share is intended to represent book value per share.

In response to the Staff’s comment, we have revised the disclosure on page 49 of Amendment No. 2 to Registration Statement as follows:

First, we have added disclosure to clarify that that stockholders’ equity is being used as a proxy for book value. Second, we have revised the calculation of HOFV stockholders’ equity per share to correct for the mathematical error in the calculation of HOFV stockholders’ equity per share in Amendment No. 1. Finally, we have revised our filing to include HOFV and GPAQ book value per share as of December 31, 2018. We respectfully advise the Staff that book value per share is not available on a pro forma combined basis as of December 31, 2018, as a pro forma combined balance sheet is not required to be prepared for that period.

Risks Relating to HOFV

“The projections contained in Investor Presentations . . .”, page 50

2.	We note your response to comment 12. In this regard, you state that, while the Board deemed the projections relevant in its overall analysis of the business combination, it did not attribute significant weight to them, and deemed the other factors identified in the Registration Statement to be more significant. Thus, it appears that the projections were considered relevant to the board’s evaluation of the merger, and the board considered the projections in its analysis of all relevant factors. Further, we note your disclosure on page 89 that the board “did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision,” which appears to conflict with your assertion that the board deemed certain factors more significant than others. Please disclose the referenced projections in the “Background of the Business Combination” disclosure, or provide us with further legal analysis as to why you are not required to do so. In your discussion of these projections, please include the material assumptions and uncertainties relied upon by HOFV in preparing these projections.

In response to the Staff’s comment, we have revised the disclosure on pages 50 and 92 of Amendment No. 2 to Registration Statement to disclose the referenced projections as well as the material assumptions and uncertainties relied upon by HOFV in preparing such projections.

“We may not be able to continue as a going concern . . .”, page 51

3.	We note your response to comment 13, and your amended disclosure that, “in management’s opinion, there is substantial doubt of [y]our ability to continue as a going concern.” However, the report of your independent auditor on page F-57 includes a statement that there is “substantial doubt about the Company’s ability to continue as a going concern.” Therefore, please revise your risk factor disclosure to include a statement that this is your independent auditor’s opinion as well.

In response to the Staff’s comment, we have revised the disclosure on page 51 of Amendment No. 2 to Registration Statement to reflect that, as of December 31, 2018, the independent auditor of HOFV included an explanatory paragraph to reflect HOFV’s substantial doubt to continue as a going concern.

“We are relying on various forms of public financing to finance the Company.”, page 53

4.	We note your response to comment 14, but we were unable to find the revised disclosure on page 53, as referenced in your response. Therefore, please amend your filing to describe the “other means” of financing, and the related risks to investors of pursuing each of these other means of funding.

In response to the Staff’s comment, we have revised the disclosure on page 53 of Amendment No. 2 to Registration Statement.

“We rely on sponsorship contracts to generate revenues.”, page 54

5.	We note your response to comment 16 and your amended disclosure, but we reissue our comment in part. In an appropriate place in your filing, please provide a brief description of the general terms of your sponsorship agreements. For example, disclose whether you generate revenue from these agreements through flat fees per sponsorship agreement, fees per event, or other fee structures.

In response to the Staff’s comment, we have revised the disclosure on page 117 of Amendment No. 2 to Registration Statement.

“The maturity date of our $65 million Term Loan . . .”, page 59

6.	We note your amended disclosure discussing a form of loan purchase agreement pursuant to which Industrial Realty Group or its affiliate might purchase certain lenders’ interests in your Term Loan. In an appropriate place in your filing, please define “the Tranche 1 and Tranche 2 Term Loan lenders.” Further, please disclose what is meant by “currently negotiating,” including a discussion of whether you have reached any formal or informal agreements with IRG or its affiliate at this time.

In response to the Staff’s comment, we have defined “the Tranche 1 and Tranche 2 Term Loan lenders” on page 2 of Amendment No. 2 to Registration Statement and revised the disclosure on page 59 of Amendment No. 2 to Registration Statement.

7.	As a related matter, we note your disclosure that “[t]o the extent HOFV does not have sufficient funds to pay all or a portion of the amounts due under the Term Loan at the closing of the Business Combination, an affiliate of Industrial Realty Group has guaranteed to pay such amount on HOFV’s behalf.” Please clarify whether this affiliate will guarantee this payment if the loan purchase agreement is not consummated.

In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 2 to Registration Statement.

Merger Consideration, page 80

8.	We note your disclosure that, “it is impossible, as of the date hereof, to predict with certainty the terms of any . . . Sponsor Reallocation. The number of shares and/or warrants to be transferred, and the parties to whom such shares may be transferred, are likely to change prior to the Closing as they are dependent upon a number of variables.” Please briefly describe these variables. Please also confirm that you will update your disclosure as appropriate to reflect changes in the terms of the Sponsor Reallocation, or tell us why you believe you are not required to do so.

In response to the Staff’s comment, we have revised the disclosure on page 81 of Amendment No. 2 to Registration Statement. We also confirm that we will update our disclosure as appropriate to reflect changes in the terms of the Sponsor Reallocation.

Background of the Business Combination, page 86

9.	Please briefly describe the risks related to conflicts of interest, if any, related to MKC holding Founders Club Convertible Notes, its affiliate being a minority shareholder in HOFV, and M. Klein Associates, Inc.’s designation of two members of HOFV’s board of directors. We note that it appears that MKC and M. Klein Associates, Inc. are related parties.

In response to the Staff’s comment, we have revised the disclosure on page 87 of Amendment No. 2 to Registration Statement to clarify that the Company Convertible Notes held by MKC are expected to be converted into equity or other securities of Holdings at the closing of the Mergers and that MKC’s affiliate M. Klein Associates, Inc. will have an indirect, beneficial interest in Holdings through HOFV following the closing of the Mergers. We have cross-referenced to the section titled Certain Relationships and Related Person Transactions for further description of the relationships between MKC and HOFV.  In addition, we do not believe that there are conflicts of interest related to MKC’s holding Company Convertible Notes (because such notes are expected to convert into equity or other securities of Holdings at the closing of the Mergers), its affiliate’s being a minority interest holder in HOFV (because following the closing of the Mergers HOFV will simply be a holder of equity of Holdings), and M. Klein Associates, Inc.’s ability to designate two members of HOFV’s board of directors (because HOFV will simply be a holder of equity of Holdings following the closing of the Mergers).

GPAQ’s Board of Directors’ Reasons for the Business Combination, page 89

10.	We note your response to comment 22, and your amended disclosure on page 89, where you describe the reasons underlying the board’s determination not to obtain a fairness opinion. However, this amended disclosure is not responsive to our comment. In this regard, please describe the substantive factors considered by the board in determining that the merger consideration was “fair” to shareholders.

In response to the Staff’s comment, we have revised the disclosure on page 89 of Amendment No. 2 to Registration Statement.

About Phase II, page 115

11.	We note your response to comment 26, including your statement that “[w]ith respect to media, HOFV has retained the full-time services of a highly skilled, West Coast-based media executive to assist with the formulation and execution of our media strategy.” Please disclose this retainer agreement in your filing, including a brief discussion of the terms of the agreement. Alternatively, tell us why you do not believe you are required to do so.

In response to the Staff’s comment, we have revised the disclosure on page 119 of Amendment No. 2 to Registration Statement.

12.	We note your response to comment 27. Please amend your disclosure to provide the substance of your response, including that you have “hired several additional full-time employees, including a Chief Commercial Officer and other senior professionals, to actively research these and other growth verticals.”

In response to the Staff’s comment, we have revised the disclosure on page 119 of Amendment No. 2 to Registration Statement.

Executive Compensation of HOFV, page 122

13.	Please update your executive compensation to include the required disclosure for your fiscal year ended December 31, 2019. See Item 402 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 125 - 126 of Amendment No. 2 to Registration Statement.

Liquidity and Capital Resources, page 143

14.	Please file the loan facility with New Market Project, Inc.; the loan facility with the City of Canton, Ohio; the Sponsor promissory notes discussed on pages 137 and 161-162; and any other relevant, material contracts as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have filed the following documents as exhibits to Amendment No. 2 to Registration Statement:

Exhibit	Name
10.26	Loan Agreement dated December 30, 2019 between HOF Village Hotel II, LLC and City of Canton, Ohio
10.27	Business Loan Agreement dated December 30, 2019 between HOF Village Hotel II, LLC and NewMarket Project, Inc.
10.28	Promissory Note dated as of June 18, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.29	Promissory Note dated as of September 27, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.30	Promissory Note dated as of July 26, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.31	Promissory Note dated as of October 29, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.32	Promissory Note dated as of November 27, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.33	Promissory Note dated as of December 26, 2019 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC
10.34	Promissory Note dated as of January 24, 2020 by Gordon Pointe Acquisition Corp. to the order of Gordon Pointe Management, LLC

Index to Financial Statements, page F-1

15.	We reviewed your response to comment 33. You indicate that the financial statements of GPAQ Acquisition Holdings, Inc. are included in Amendment No. 1 to Form S-4; however, these financial statements are not in the amendment. Please revise to include these financial statements.

We respectfully advise the Staff that GPAQ Acquisition Holdings, Inc. is a wholly-owned subsidiary of Gordon Pointe Acquisition Corp. formed solely for the purpose of completing the proposed Business Combination and is consolidated as part of Gordon Pointe Acquisition Corp.’s financial statements which are included in Amendment No. 2 to Registration Statement. Additionally, GPAQ Acquisition Holdings, Inc. was formed in August 2019 with no activities.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-43

16.	Please disclose the significant judgments made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers, particularly the timing of satisfaction of performance obligations and the transaction price. Please refer to ASC 606-10-50-17 through 50-21. In addition, please explain how the timing of satisfaction of performance obligations relates to the typical timing of payment, and the effect that those factors have on contract asset and contract liability balances.

We respectfully advise the Staff that we have revised our disclosure on page F-44 of Amendment No. 2 to Registration Statement to reflect the significant judgements made in applying revenue recognition guidance. In accordance with ASC 606, revenue is recognized in the same period services are performed. Revenue from sponsorship agreements and lease agreements are recognized on a straight-line basis over the term of the agreement. Per ASC 606-10-50-18, HOFV has disclosed the method used to recognize revenue and a general explanation of why the method used provides a faithful depiction of the transfer of goods and services. Additionally, these sponsorships relate to various marketing services performed by HOFV to fulfill the sponsorship agreement. As it is impracticable to calculate the monthly marketing services performed by HOFV and the marketing services are generally consistent year over year, the Company has determined that recognizing revenue on a straight-line basis over the term of the agreement is reasonable.

Investment in Joint Venture, page F-64

17.	We reviewed your response to comment 35. Reference is made to page F-53 where you disclose that, as of September 30, 2019, you no longer expect to collect revenue under the lease with Youth Sports Management, LLC and you have a gross receivable of $1,306,047 offset by an allowance of $653,024. Please tell us why the remaining $653,023 was deemed collectible as of September 30, 2019.

We respectfully advise the Staff that as of September 30, 2019, HOFV was in discussions with LEGACY Global Sports L.P. to acquire the remaining 50% of the joint venture. At that time, HOFV had expected that the remaining receivable would be used as consideration under the acquisition. HOFV’s management estimated that the fair value of Youth Sports Management, LLC at that time was greater than or equal to the expected purchase price as of September 30, 2019.

Note 6: Sponsorship Revenue and Associated Commitments, page F-71

18.	We reviewed your response to comment 34. SAB Topic 13 is no longer applicable upon the adoption of ASC Topic 606. Please tell us your basis for recognizing revenue from sponsorships, net of activation costs, citing the relevant guidance in ASC 606.

We respectfully advise the Staff that we record revenue net of activation costs, as we are contractually obligated to spend a portion of the contract price as activation and marketing expenses. As defined in the codification, the transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The activation costs under the sponsorship agreements are “amounts collected on behalf of third parties”, and are not to be recognized as revenue. Instead, HOFV records these amounts as a liability and decreases the liability as amounts are spent under the activation accounts on behalf of the sponsors.

19.	We reviewed your responses to comments 37 and 38. Please disclose the total amount of the sponsorship fee payable by First Data Merchant Services LLC and Constellation New Energy, Inc. and revise the introduction to the tables for these customers to clarify that the “scheduled future revenues” are actually expected cash receipts. Also, please tell us why the expected amount of cash to be received from First Data Merchant Services LLC disclosed on page F-72 differs from the amount disclosed on page F-50. In addition, please make similar revisions to the disclosure in Note 6 on page F-49.

We respectfully advise the Staff that we have revised our disclosure in Amendment No. 2 to Registration Statement to (a) disclose the total amount of sponsorship fee payable by First Data Merchant Services LLC and Constellation NewEnergy, Inc. on pages F-51, F-52 and F-73, (b) reflect on pages F-73 and F-74 that the tables refer to future expected cash receipts, and (c) to correct the error on the table on page F-51 for future cash to be received under the First Data Merchant Services LLC agreement.

Constellation NewEnergy, Inc., page F-72

20.	We reviewed your response to comment 36. We note you adopted ASC 606 effective January 1, 2019. Please provide us with your analysis of how to account for this agreement under ASC 606. Address whether the rights provided to Constellation and its employees represent performance obligations.

We respectfully advise the Staff that HOFV recognizes revenue for the Constellation agreement as it does with its other sponsorship agreements under ASC 606, as described in our response to comment 16 above. The performance obligations of HOFV under the Constellation sponsorship agreement represents various marketing services performed by HOFV. As it is impracticable to calculate the monthly marketing services performed by HOFV and the marketing services are generally consistent year over year, the Company has determined that recognizing revenue on a straight-line basis over the term of the agreement is reasonable.

We further advise the Staff that the right provided to Constellation and its employees solely represents a discount to be used in the Pro Football Hall of Fame gift shop. The Pro Football Hall of Fame gift shop is not affiliated with or operated by HOFV, and therefore this is not a performance obligation of HOFV.

Note 9: Related-Party Transactions, page F-75

21.	We reviewed your response to comment 39. Reference is made to the last two paragraphs of Note 9. Please tell us where the $205,445 and $500,000 due to affiliates are presented in the consolidated balance sheet as of December 31, 2018.

We respectfully advise the Staff that we have revised our disclosure on page F-77 of Amendment No. 2 to Registration Statement to disclose that the $205,445 and $500,000 are recorded in accounts payable and accrued expenses on HOFV’s consolidated balance sheet as of December 31, 2018.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP